UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) and Form F-3 (Registration Number: 333-244404) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Stone Enters Into Investment Agreement With Banco Inter

GEORGE TOWN, Grand Cayman, May 24, 2021 -- StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today announces that it has signed a definitive investment agreement with Banco Inter (B3: BIDI3, BIDI4, BIDI11) (“Banco Inter”), a leading and fast-growing digital bank in Brazil.

Overview of Banco Inter

Banco Inter is a leading digital bank in Brazil, acting as a service platform aiming to simplify people's lives. Banco Inter has large user base (10.2 mm users as per March 31, 2021) and proven track record in product and services deployment, offering a complete suite of products and services to individuals (banking, marketplace, credit, insurance, investments).

Structure and Key Terms

On May 24, 2021, Banco Inter’s controlling shareholders and Stone, entered into binding agreements outlining the transaction, whereby Stone will invest up to R$2.5 billion (approximately US$471 million) in newly issued shares issued by Banco Inter, becoming a minority investor (limited to a 4.99% stake) of Banco Inter after the transaction (the “Investment”).

The Investment will be implemented through a Follow-On Public Offering conducted by Banco Inter (“Follow-On”) whereby Stone will act as a cornerstone investor at a fixed price per Share (B3: BIDI11) of R$57.84, already taking into consideration the split of Banco Inter’s shares as approved on May 20, 2021.

As part of the Investment, Stone and the controlling shareholders of Banco Inter will enter into a Shareholders’ Agreement whereby Stone will have the right of first refusal in the case of change of control of Banco Inter, for a period of 6 (six) years and according to certain price thresholds.

In addition to that, Stone will have the right to join the Board of Directors of Banco Inter with one seat out of 9 (nine).

Funding of the Transaction

StoneCo will fully fund the Investment with cash on hand and committed debt specific for this transaction, not raising additional equity related to this purpose.

Commercial Partnerships

Inter and Stone teams are working together to explore and engage in partnership opportunities aimed at bringing Inter consumers to Stone merchants, as well as maximize the value proposition for both Inter’s consumer and Stone’s seller ecosystems. Examples of value creation avenues being explored are:

1-	Connect Stone merchants to InterShop, driving the digitization of Stone merchant base and providing an omnichannel journey for Intershop consumers.

2-	Enable a seamless mobile payment experience between Inter consumers and Stone merchants, online and offline.

3-	Enhance value proposition to Stone and Inter client base, by leveraging product and payment technology capabilities from both companies.

4-	Leverage Inter’s funding capabilities to drive further efficiency in Stone’s working capital offerings as well as giving Inter clients access to new investment opportunities in fixed income, through the offering of FIDCs.

Advisors

Banco J.P. Morgan S.A. is serving as financial advisor to Stone. Spinelli Advogados and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados are serving as legal advisors to Stone.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. These forward-looking statements include, but are not limited to, statements regarding the Investment. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the Investment, and the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement relating to the Investment. All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.stone.co and on the SEC’s website at http://www.sec.gov. Stone’s forward-looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate. Stone undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Contact:

Investor Relations

investors@stone.co

https://investors.stone.co/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: May 24, 2021